SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

LianBio

(Name of Issuer)

Ordinary shares, $0.000017100448 par value per share

(Title of Class of Securities)

53000N 108

(CUSIP Number)

Alexander Rakitin

Perceptive Advisors LLC

51 Astor Place, 10th Floor

New York, NY 10003

(646) 205-5340

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 29, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53000N 108

1.	Names of Reporting Persons. Perceptive Advisors LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 57,850,841
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 57,850,841

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,850,841
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 53.4%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 53000N 108

1.	Names of Reporting Persons. Joseph Edelman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 57,850,841
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 57,850,841

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,850,841
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 53.4%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 53000N 108

1.	Names of Reporting Persons. Perceptive Life Sciences Master Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 28,857,135
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 28,857,135

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,857,135
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.7%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 53000N 108

1.	Names of Reporting Persons. Perceptive Xontogeny Venture Fund, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,330,675
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,330,675

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,330,675
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 53000N 108

1.	Names of Reporting Persons. Perceptive Ventures Advisors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,330,675
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,330,675

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,330,675
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.0%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 53000N 108

1.	Names of Reporting Persons. LEV LB Holdings, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 21,893,636
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 21,893,636

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,893,636
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 20.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 53000N 108

1.	Names of Reporting Persons. LEV LB Holdings GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 21,893,636
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 21,893,636

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,893,636
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 20.3%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 53000N 108

1.	Names of Reporting Persons. C2 Life Sciences LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,477,005
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,477,005

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,477,005
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.3%
14.	Type of Reporting Person (See Instructions) CO

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented as follows:

The Master Fund purchased an aggregate of 1,238,501 Ordinary Shares at an aggregate purchase price of $3,054,133.97 in open market transactions on May 23, 2022, May 24, 2022, May 25, 2022, May 26, 2022, and August 18, 2022. The source of the funds for the acquisition of the Ordinary Shares was the working capital of the Master Fund.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

Konstantin Poukalov has served as the Executive Chairman of LianBio’s (the “Issuer” or the “Company”) Board of Directors since October 2019 and is affiliated with Perceptive Advisors. Adam Stone, the Chief Investment Officer of Perceptive Advisors, is a member of the Issuer’s Board of Directors, and has served as the Issuer’s Interim Chief Executive Officer since December 16, 2023.

On February 13, 2024, the Company announced that its Board of Directors had completed its comprehensive strategic review and determined to initiate the wind down of the Company’s operations, including the sale of remaining pipeline assets, the delisting of its ADSs from the Nasdaq Global Market (“Nasdaq”), and deregistration under Section 12(b) of the Securities Exchange Act of 1934, and workforce reductions. The Issuer disclosed that it currently anticipates a substantial portion of the wind down activities, including fulfillment of transition service obligations under its existing agreements and gradual cessation of currently active clinical trials, will be completed by the end of 2024, and that it anticipates the ADSs to be delisted from Nasdaq on or about March 18, 2024.

In parallel with the wind down of operations, the Board has declared a special cash dividend in the amount of $4.80 per Ordinary Share, including Ordinary Shares represented by ADSs, for an aggregate cash dividend amount of approximately $528 million. The special dividend is payable to holders of record of the Issuer’s Ordinary Shares and ADSs as of the close of business on February 27, 2024. The Company expects to pay the dividend to its holders of record of Ordinary Shares on or about March 11, 2024.

The Company disclosd that it expects that the full wind down of operations, including the sale of remaining assets or termination of licenses, as well as the termination of employees necessary to complete an orderly wind down, will be substantially complete by the end of 2024, with the complete dissolution expected to occur during the first half of 2027. The Company expects to meet its ongoing operational costs through funds retained after the special dividend.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented as follows:

(a)

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 108,062,638 outstanding Ordinary Shares as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2023, and the cover pages of Perceptive Advisors and Joseph Edelman, give effect to the exercise of 292,390 options to purchase Ordinary Shares held by the Affiliates that are currently exercisable, or exercisable within 60-days.

(b)

The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference. Of the Ordinary Shares reported as held by the Master Fund, 3,728,491 are in the form of American Depositary Shares (“ADSs”). Each ADS represents one Ordinary Share. Of the Ordinary Shares reported as held by Perceptive Advisors and Joseph Edelman, 292,390 are in the form of options currently exercisable, or exercisable within 60-days, held in the aggregate in the aggregate by the Affiliates. Each of the Affiliates hold options exercisable for 182,495 Ordinary Shares, of which 146,195 are currently exercisable into Ordinary Shares by each of Affiliate, all such options Perceptive Advisors has rights to pursuant to management fee offsets.

(c)

On February 15, 2024, each of the Affiliates exercised 36,300 options, respectively, to purchase Ordinary Shares at an exercise price of $2.52 per Ordinary Share (the “Option Exercise”). Each of the Affiliates exercised their options on a cashless basis (the “Cashless Exercises”), and on February 15, 2024, in connection with their Cashless Exercises, forfeied 19,218 Ordinary Shares underlying their options, each, as part of their respective Cashless Exercises, resulting in each Affiliate holding 17,082 Ordinary Shares following their Cashless Exercises in connection with the Option Exercise.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 29, 2024

PERCEPTIVE ADVISORS LLC

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title: Managing Member

/s/ Joseph Edelman
JOSEPH EDELMAN

PERCEPTIVE LIFE SCIENCES MASTER FUND, LTD.

By:	Perceptive Advisors LLC

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title: Managing Member

PERCEPTIVE VENTURE ADVISORS LLC

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title: Managing Member

PERCEPTIVE XONTOGENY VENTURE FUND, LP

By:	Perceptive Venture Advisors LLC, its investment manager

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title: Managing Member

LEV LB HOLDINGS LP

By:	LEV LB Holdings GP, LLC, its general partner

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title: Managing Member

LEV LB HOLDINGS GP, LLC

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title:	Managing Member

C2 LIFE SCIENCES LLC

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title:	Managing Member